Will Investor Push Astoria to the Block?

Wednesday, May 4, 2005
By Matthias Rieker

Astoria Financial Corp. of Lake Success, N.Y., is under fire from PL Capital LLC, a fund manager that has pushed nine of 11 targeted thrifts to sell since 1996. PL Capital claims its interest in Astoria is limited to blocking a stock compensation plan up for a vote on May 18.

“This is not a proxy fight,” Richard Lashley, one of PL Capital’s two principals, said in an interview Tuesday. Mr. Lashley said he could not discuss a potential acquisition of Astoria, or broader management issues at the company because such comments could legally be construed as a proxy battle.

But Astoria is often seen by Wall Street as an attractive acquisition target particularly in the wake of recent consolidation among other New York-area thrifts, and its proposed compensation plan could result in substantial payouts for management in the case of a sale.

“The timing happens to raise some eyebrows,” said Anthony R. Davis, an analyst with BankAtlantic Bancorp’s Ryan Beck & Co. Other investors are likely to question this compensation proposal, Mr. Davis added. In its April 11 proxy statement, Astoria asked shareholders to approve giving employees 5.25 million shares worth $131 million. The plan includes 3.8 million new shares and 1.5 million shares still outstanding from a previous options plan.

The $23.3 billion-asset company said that just over 2,000 of its employees and officers are eligible to participate in the plan, though last year only 68 executives were granted options based on performance. Mr. Lashley, whose Chatham, N.J., company manages $150 million of assets, owns 766,950 shares, or just 0.7% of Astoria’s outstanding shares. Total shares made available to employees through 10 stock allocation plans since Astoria went public in 1993 amount to 37% of outstanding shares, he said. “This is simply a case of excessive and unnecessary shareholder dilution for a management team that is already more than adequately compensated,” Mr. Lashley wrote in a letter to Astoria shareholders on April 20. The salary and bonus of George L. Engelke Jr., Astoria’s chairman, president, and chief executive officer, totaled just over $2 million last year, according to the company’s proxy. He received options for 397,500 shares, or 20% of the total number of options granted to employees, at a price of $26.63 per share. And he is the beneficial owner of 3.6 million of the company’s shares.

In light of Astoria’s already generous executive compensation, the issue of additional option grants “boils down to the question, When is enough enough?” said Ryan Beck’s Mr. Davis. “I am not doubting that Mr. Engelke has been instrumental in the success of the company, but it is a question of proportions.” But in its proxy proposal, Astoria argued that the plan to raise compensation is fair, particularly in light of the company’s performance.

Astoria’s profit rose 11.5% last year, to $219.5 million, after falling 20.8% in 2003. For the first quarter, Astoria reported that net income rose 11%, to $59.5 million, from a year earlier. In a letter responding to Mr. Lashley’s, Astoria’s board wrote: “The stock incentive plan proposal reflects the best judgment of Astoria’s independent directors.” On Tuesday, a spokesman declined to discuss the matter further. However, asked about PL Capital’s position during Astoria’s first-quarter earnings conference call, Mr. Engelke said, “The only thing we would say on that is we would disagree with the assessment.” However, he added, “We do appreciate the fact that there were no concerns with the company’s performance or management.” However, Mr. Lashley “clarified” his position in an April 26 response to Astoria. “We meant to indicate that we do not currently intend to take a position on the company’s performance or management’s qualification. … That is not the same as saying we have no concerns.” While first-quarter earnings were strong, James M. Ackor, an analyst with Royal Bank of Canada’s RBC Capital Markets, said “longer term a ‘plain-vanilla thrift’ is unlikely to survive” on its own. In addition, Mr. Engelke’s age, 66, could be an issue; the company’s mandatory retirement age is 70, and Astoria has not publicly designated a successor. Still, Mr. Ackor said he sees both sides. Astoria’s management “wants to be paid for success, and PL Capital is concerned about shareholder value,” he said. But at least one fund manager, who requested anonymity, said he shares Mr. Lashley’s opinion. The issue of compensation “is driving investors crazy,” he said. “We always support companies giving stock options” but with Astoria and in the case of other companies, executives are selling stock and then reloading with options. “I find that offensive.” He said he, too, would vote against the proposal at the shareholders’ meeting. New York Attorney General Eliot Spitzer highlighted executive compensation in a speech Monday night. According to MarketWatch, Mr. Spitzer told the Society of American Business Editors and Writers in Seattle that pay for top corporate executives is “out of control.” Mr. Spitzer’s office has tackled a number of issues that have affected financial service companies in recent years. However, his office will not tackle this issue, he said. “As a matter of law, I cannot say company X’s CEO is paid too much because that is a shareholder matter,” Mr. Spitzer said. “Shareholders have to step up to the plate,” Mr. Spitzer told attendees at the group’s annual meeting.

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